Mail Stop 4561

July 21, 2008

Chevis C. Swetman
Chairman, President and CEO
Peoples Financial Corporation
Lameuse and Howard Avenues
Biloxi, MS 39533

> **Re:** **Peoples Financial Corporation**
> **Form 10-K**
> **Filed March 17, 2008**
> **and Documents Incorporated by Reference**
> **File No. 001-12103**

Dear Mr. Swetman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Management's Discussion and Analysis of Financial Condition and Results of Operations

Related Parties, page 5 of the 2007 annual report

1. Please confirm that the loans made to related parties were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to Peoples Financial or provide the information called for in Item 404(a) of Regulation S-K. We note your disclosure on page 13 of the definitive proxy statement. Refer to Instruction

4 of the Instructions to Item 404(a) of Regulation S-K. Please also confirm that you will make such disclosure in future filings.

<u>Signature Page</u>

2.   Please confirm you will revise, in future filings, to identify the Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer as required by General Instruction D.(2) of Form 10-K.

<u>Item 11. Executive Compensation</u>

<u>Compensation Discussion and Analysis, page 6 of DEF 14A</u>

<u>General</u>

3.   Your compensation disclosure and analysis does not provide the analysis contemplated by Item 402(b)(1) of Regulation S-K. Please confirm that in future filings you will provide the information required by Item 402(b)(1) of Regulation S-K so as to help investors better understand the company's compensation objectives and policies.

<u>Salaries and Bonus, page 8 of DEF 14A</u>

4.   This section discloses that performance targets are used to determine bonuses to be paid to the CEO and all other executive officers. Please confirm that in future filings you will disclose the performance targets used to establish compensation. Refer to Item 402(b)(v) of Regulation S-K. In addition, describe the analysis of how actual results compared to the targets and the resulting bonus awards. If you believe that disclosure of these goals is not required because disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation supporting your conclusion. We remind you that when performance targets would result in competitive harm, you must discuss how difficult it will be for the executive or how likely it will be for the company to achieve undisclosed target levels or other factors.

<u>Executive Supplemental Income Plan, page 9 of DEF 14A</u>

5.   Please confirm that in future filings you will quantify the estimated payments and benefits that would be provided in each covered circumstance, applying the assumptions that the triggering event took place on the last business day of your last completed fiscal year. Refer to Item 402(j)(2) and Instruction 1 to the Instructions to Item 402(j) of Regulation S-K.

Nonqualified Deferred Compensation, page 12 of DEF 14A

6.   Please confirm that in future filings you will provide the information required by Instruction to Item 402(i)(2) of Regulation S-K or advise the staff as to why this disclosure is not required

Transactions with Management, page 13 of DEF 14A

7.   Your disclosure in this section appears to conflict with the disclosure in Note C to the annual report. Please explain to the staff how the disclosure can be reconciled.

8.   Please advise the staff how you determined that you did not have to disclose the amounts paid by Peoples Financial to Page, Mannino, Peresich & McDermott pursuant to Item 404(a) of Regulation S-K.

                    *   *   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel